UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42133

Rectitude Holdings Ltd

(Translation of registrant’s name into English)

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 25, 2025, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with Constantinople Limited and Chen Zhiqiang (collectively the "Investors" and each individually, an "Investor"), whereby the Company shall have the right, but not the obligation, to issue to the Investors, and the Investors shall have the obligation to subscribe for, Ordinary Shares for an aggregate subscription amount of up to $32,625,000 (the “Commitment Amount”), at any time during the commitment period of 45 days from the Effective Date (each such occurrence, an “Advance”), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement.

The Purchase Agreement will terminate automatically on the earlier of October 9, 2025, or when the Investors have subscribed for Ordinary Shares equal to the Commitment Amount in accordance with the terms of the Agreement, or via mutual written consent of the parties. In addition, the Company has the right to unilaterally terminate the Purchase Agreement upon three business days’ notice to the Investors, provided that there are no outstanding Advance Notices under which Ordinary Shares have yet to be issued. The Investors have the right to unilaterally terminate the Purchase Agreement upon seven business days’ notice to the Company.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales of Ordinary Shares under the Purchase Agreement may commence only after certain conditions have been satisfied, including the effectiveness of a resale registration statement on Form F-1 to be filed by the Company covering the resale of the Ordinary Shares issued or to be sold by the Company to the Investors under the Purchase Agreement.

The proceeds from the sale of the Ordinary Shares by the Company to the Investors shall be used by the Company in the manner as will be set forth in the Prospectus included in any registration statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to the Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, the form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This Report and Exhibits 99.1 and 99.2 to this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise expressly stated in such future filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated September 8, 2025.
99.2	Standby Equity Purchase Agreement, dated August 25, 2025, by and between Rectitude Holdings Ltd, Constantinople Limited and Chen Zhiqiang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: September 8, 2025	By:	/s/ Jian Zhang
	Name:	Jian Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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